601 Carlson Parkway
Suite 600
Minnetonka, MN 55305
onebeacon.com

June 8, 2015

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Dear Mr. Rosenberg,

We have received your letter dated May 26, 2015. We expect to provide responses to your comments by June 16, 2015. Should you have any questions, I can be reached at (952) 852-6020.

Sincerely,

/s/ PAUL H. MCDONOUGH

Paul H. McDonough
Chief Financial Officer

cc: T. Michael Miller, President and Chief Executive Officer, OneBeacon Insurance Group, Ltd.
John Treacy, Chief Accounting Officer and Treasurer, OneBeacon Insurance Group, Ltd.
Maureen Phillips, Senior Vice President and General Counsel, OneBeacon Insurance Group, Ltd.
Sarah Kolar, Deputy General Counsel & Corporate Secretary, OneBeacon Insurance Group, Ltd.
Mark Brunhofer, Senior Staff Accountant, Securities and Exchange Commission